FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, November 3, 2016

THIRD QUARTER FINANCIAL RESULTS

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $1.3 million in the third quarter of 2016 ($0.42 net loss per diluted share after payment of preferred share dividends) compared to net earnings of $424.8 million in the third quarter of 2015 ($18.16 net earnings per diluted share after payment of preferred share dividends), reflecting strong operating income offset by net losses on investments. Book value per basic share at September 30, 2016 was $406.65 compared to $403.01 at December 31, 2015 (an increase of 3.3% adjusted for the $10 per common share dividend paid in the first quarter of 2016).

"Our insurance companies continued to have excellent underwriting performance in the third quarter and the first nine months of 2016 with a consolidated combined ratio of 91.3% and 93.4% respectively. All of our major insurance companies again had combined ratios less than 100%, with Zenith National at 75.6%, Fairfax Asia at 82.9% and OdysseyRe at 89.5%. Our operating income was strong at $285 million. Net losses on investments of $200 million were primarily as a result of price fluctuations in stocks and our CPI-linked derivative contracts," said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. "We are maintaining our defensive equity hedges and deflation protection as we remain concerned about the financial markets and the economic outlook in this global deflationary environment. We continue to be soundly financed, with quarter-end cash and marketable securities in the holding company over $1.1 billion."

The table below shows the sources of the company's net earnings, set out in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Third quarter		First nine months
	2016	2015	2016	2015
Gross premiums written	2,326.0	2,336.6	7,290.2	6,453.4
Net premiums written	1,965.3	2,023.6	6,133.8	5,610.0

Underwriting profit	174.5	177.4	378.5	440.3
Interest and dividends - insurance and reinsurance	110.1	83.2	362.1	380.9
Operating income	284.6	260.6	740.6	821.2
Run-off (excluding net gains (losses) on investments)	(12.3)	(18.8)	(28.4)	(6.5)
Non-insurance operations	21.8	25.9	76.0	83.2
Corporate overhead, interest expense and other	(92.1)	(100.9)	(247.7)	(288.4)
Net gains (losses) on investments	(199.5)	425.6	(129.9)	(59.1)
Pre-tax income	2.5	592.4	410.6	550.4
Income taxes and non-controlling interests	(1.2)	(167.6)	(221.6)	(86.1)
Net earnings attributable to shareholders of Fairfax	1.3	424.8	189.0	464.3

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Highlights in the third quarter of 2016 (with comparisons to the third quarter of 2015 except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 91.3% on a consolidated basis, producing an underwriting profit of $174.5 million, compared to a combined ratio and underwriting profit of 90.7% and $177.4 million respectively in 2015.

•	Net premiums written by the insurance and reinsurance operations increased by 4.4% to $1,965.4 million, primarily reflecting growth at Crum & Forster, Northbridge and Zenith National.

•
The insurance and reinsurance operations produced operating income (excluding net gains or losses on investments) of $284.6 million, compared to $260.6 million in 2015, reflecting an increase in interest and dividends and share of profit of associates.

•
Interest and dividend income of $104.9 million was comparable to $105.8 million in 2015. As at September 30, 2016, subsidiary cash and short term investments accounted for 18.7% of the company's portfolio investments. Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $3,551.3 million at September 30, 2016 and $4,964.2 million at September 30, 2015).

•	Net investment losses of $199.5 million in 2016 (net investment gains of $425.6 million in 2015) consisted of the following:

	Third quarter of 2016
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	38.3	247.0	285.3
Equity hedges	56.6	(588.9)	(532.3)
Equity and equity-related investments after equity hedges	94.9	(341.9)	(247.0)
Bonds	183.6	(152.0)	31.6
CPI-linked derivatives	—	(77.3)	(77.3)
Other (principally foreign currency)	26.2	67.0	93.2
	304.7	(504.2)	(199.5)

	First nine months of 2016
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	(3.5)	(255.1)	(258.6)
Equity hedges	46.6	(892.2)	(845.6)
Equity and equity-related investments after equity hedges	43.1	(1,147.3)	(1,104.2)
Bonds	497.8	606.4	1,104.2
CPI-linked derivatives	—	(134.0)	(134.0)
Other	(97.0)	101.1	4.1
	443.9	(573.8)	(129.9)

•
On July 6, 2016 the company agreed to acquire a 100% interest in Zurich Insurance Company South Africa Limited, a South Africa and Botswana insurer, for approximately $129 million. The transaction is subject to customary closing conditions, including various regulatory approvals, and is expected to close by the end of the fourth quarter of 2016.

•
Completing a previously announced acquisition agreement, on August 4, 2016 the company and OMERS each acquired, for approximately $181 million each, an indirect 40% interest in Eurolife ERB Insurance Group Holdings S.A. ("Eurolife"). Eurolife is recorded using the equity method of accounting in the company's consolidated financial reporting. Eurolife is the third largest insurer in Greece.

•
The company held $1,126.6 million of cash, short term investments and marketable securities at the holding company level ($1,095.9 million net of short sale and derivative obligations) at September 30, 2016, compared to $1,276.5 million ($1,275.9 million net of short sale and derivative obligations) at December 31, 2015.

•
The company's total debt to total capital ratio increased from 21.8% at December 31, 2015 to 24.8% at September 30, 2016 as a result of debt issued during 2016 by the company, Fairfax India and Cara to finance various purchases.

•
At September 30, 2016 the company owned $113.6 billion notional amount of CPI-linked derivative contracts with an original cost of $669.5 million, a market value of $155.9 million, and a remaining weighted average life of 5.9 years. The majority of the contracts are based on the underlying United States CPI index (52.2%) or the European Union CPI index (40.9%).

		($ in millions)
Underlying CPI Index	Floor Rate(1)	Average Life (in years)	Notional Amount	Cost	Cost(2) (in bps)	Market Value	Market Value(2) (in bps)	Unrealized Gain (Loss)
United States	0.0%	5.9	$46,725.0	$287.1	61.4	$57.1	12.2	$(230.0)
United States	0.5%	8.0	12,600.0	39.6	31.4	60.4	47.9	20.8
European Union	0.0%	5.2	46,497.1	299.1	64.3	34.3	7.4	(264.8)
United Kingdom	0.0%	6.1	4,286.7	23.0	53.7	1.0	2.3	(22.0)
France	0.0%	6.3	3,540.0	20.7	58.5	3.1	8.8	(17.6)
		5.9	$113,648.8	$669.5		$155.9		$(513.6)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.

•	At September 30, 2016 common shareholders' equity was $9,433.0 million, or $406.65 per basic share, compared to $8,952.5 million, or $403.01 per basic share, at December 31, 2015.
Subsequent to quarter-end:

•
On October 10, 2016 the company, through its wholly-owned subsidiary Fairfax Asia Limited, acquired an 80% interest in PT Asuransi Multi Artha Guna Tbk. ("AMAG") from PT Bank Pan Indonesia Tbk ("Panin Bank") for approximately $184 million. Fairfax Indonesia will be integrated with AMAG and AMAG will distribute its insurance products through a long-term bancassurance partnership with Panin Bank. AMAG is an established general insurer in Indonesia.

•
On October 18, 2016 the company agreed to acquire from American International Group ("AIG") insurance operations in Argentina, Chile, Colombia, Uruguay, Venezuela and Turkey, and certain assets and renewal rights with respect to the portfolio of local business written by AIG Europe in Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia. Through an ongoing partnership, Fairfax will support and service AIG's multinational business in the countries where business operations are acquired. Total consideration is approximately $240 million. Each transaction is subject to customary closing conditions, including relevant regulatory approvals, and each transaction is expected to close next year.

•	The company has sold approximately 90% of the U.S. long term treasuries in its investment portfolios; as a result, its cash and short term investments will be in excess of $10 billion.

Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure. At September 30, 2016 equity hedges represented 112.7% of the company's equity and equity-related holdings. The increase in the equity hedge ratio from 88.1% at December 31, 2015 primarily reflected additional short positions in equity and equity index total return swaps and unrealized depreciation of equity and equity-related holdings. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.
There were 23.2 million and 22.3 million weighted average shares outstanding during the third quarters of 2016 and 2015 respectively. At September 30, 2016 there were 23,197,000 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed third quarter report can be accessed at its website www.fairfax.ca.
As previously announced, Fairfax will hold a conference call to discuss its third quarter 2016 results at 8:30 a.m. Eastern time on Friday, November 4, 2016. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, November 18, 2016. The replay may be accessed at 1 (866) 507-3617 (Canada or U.S.) or 1 (203) 369-1891 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at September 30, 2016 and December 31, 2015
(unaudited - US$ millions)

	September 30, 2016	December 31, 2015
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $150.9; December 31, 2015 – $62.8)	1,126.6	1,276.5
Insurance contract receivables	3,221.2	2,546.5

Portfolio investments
Subsidiary cash and short term investments	4,931.1	6,641.6
Bonds (cost $13,479.5; December 31, 2015 – $11,258.9)	15,079.8	12,286.6
Preferred stocks (cost $278.0; December 31, 2015 – $220.5)	152.9	116.6
Common stocks (cost $4,884.9; December 31, 2015 – $6,004.2)	4,117.6	5,358.3
Investments in associates (fair value $2,814.1; December 31, 2015 – $2,185.9)	2,414.5	1,730.2
Derivatives and other invested assets (cost $578.9; December 31, 2015 – $628.5)	234.4	500.7
Assets pledged for short sale and derivative obligations (cost $530.9; December 31, 2015 – $322.9)	560.1	351.1
Fairfax India cash and portfolio investments (cost $1,027.7; December 31, 2015 – $848.7)	1,044.6	847.4
	28,535.0	27,832.5

Deferred premium acquisition costs	694.4	532.7
Recoverable from reinsurers (including recoverables on paid losses – $335.0; December 31, 2015 – $286.3)	4,126.9	3,890.9
Deferred income taxes	462.2	463.9
Goodwill and intangible assets	3,630.3	3,214.9
Other assets	2,296.3	1,771.1
Total assets	44,092.9	41,529.0

Liabilities
Accounts payable and accrued liabilities	2,826.7	2,555.9
Income taxes payable	19.7	85.8
Short sale and derivative obligations (including at the holding company – $30.7; December 31, 2015 – $0.6)	203.9	92.9
Funds withheld payable to reinsurers	436.1	322.8
Insurance contract liabilities	23,643.1	23,101.2
Long term debt – holding company and insurance and reinsurance companies	3,419.8	3,067.5
Long term debt – non-insurance companies	789.6	284.0
Total liabilities	31,338.9	29,510.1

Equity
Common shareholders’ equity	9,433.0	8,952.5
Preferred stock	1,335.4	1,334.9
Shareholders’ equity attributable to shareholders of Fairfax	10,768.4	10,287.4
Non-controlling interests	1,985.6	1,731.5
Total equity	12,754.0	12,018.9
	44,092.9	41,529.0

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2016 and 2015
(unaudited - US$ millions except per share amounts)

	Third quarter		First nine months
	2016	2015	2016	2015
Revenue
Gross premiums written	2,326.0	2,336.6	7,290.2	6,453.4
Net premiums written	1,965.3	2,023.6	6,133.8	5,610.0

Gross premiums earned	2,348.6	2,398.9	6,794.6	6,234.9
Premiums ceded to reinsurers	(347.9)	(351.4)	(1,015.8)	(899.3)
Net premiums earned	2,000.7	2,047.5	5,778.8	5,335.6
Interest and dividends	104.9	105.8	418.9	367.1
Share of profit of associates	31.7	13.4	56.8	161.1
Net gains (losses) on investments	(199.5)	425.6	(129.9)	(59.1)
Other revenue	493.6	384.0	1,400.3	1,328.5
	2,431.4	2,976.3	7,524.9	7,133.2
Expenses
Losses on claims, gross	1,356.6	1,335.4	4,187.1	3,649.5
Losses on claims ceded to reinsurers	(189.6)	(83.9)	(733.4)	(410.4)
Losses on claims, net	1,167.0	1,251.5	3,453.7	3,239.1
Operating expenses	390.3	394.1	1,157.8	1,061.9
Commissions, net	337.8	310.8	987.1	837.7
Interest expense	60.6	55.1	175.5	163.4
Other expenses	473.2	372.4	1,340.2	1,280.7
	2,428.9	2,383.9	7,114.3	6,582.8
Earnings before income taxes	2.5	592.4	410.6	550.4
Provision for (recovery of) income taxes	(30.2)	141.0	101.1	41.5
Net earnings	32.7	451.4	309.5	508.9

Attributable to:
Shareholders of Fairfax	1.3	424.8	189.0	464.3
Non-controlling interests	31.4	26.6	120.5	44.6
	32.7	451.4	309.5	508.9

Net earnings (loss) per share	$(0.42)	$18.57	$6.78	$19.50
Net earnings (loss) per diluted share	$(0.42)	$18.16	$6.62	$19.07
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	23,196	22,261	22,973	22,014

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2016 and 2015
(unaudited - US$ millions)

	Third quarter		First nine months
	2016	2015	2016	2015

Net earnings	32.7	451.4	309.5	508.9

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	(39.4)	(283.8)	59.8	(445.6)
Gains (losses) on hedge of net investment in Canadian subsidiaries	13.9	84.1	(62.5)	179.2
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	16.0	1.0	10.1	(19.4)
	(9.5)	(198.7)	7.4	(285.8)
Items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	3.1	4.1	7.7	5.1
Net losses on defined benefit plans	—	—	—	(3.9)
	3.1	4.1	7.7	1.2

Other comprehensive income (loss), net of income taxes	(6.4)	(194.6)	15.1	(284.6)
Comprehensive income	26.3	256.8	324.6	224.3

Attributable to:
Shareholders of Fairfax	(10.7)	278.6	190.0	246.3
Non-controlling interests	37.0	(21.8)	134.6	(22.0)
	26.3	256.8	324.6	224.3

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations (excluding Runoff) in the third quarters and first nine months ended September 30, 2016 and 2015 were:

Net Premiums Written

	Third quarter		First nine months
	2016	2015	2016	2015
Northbridge	228.2	201.4	691.4	660.1
OdysseyRe	499.0	508.7	1,613.6	1,626.1
Crum & Forster	473.7	420.8	1,364.1	1,210.3
Zenith National	180.4	168.1	671.4	642.3
Brit(1)	404.8	411.7	1,162.4	562.9
Fairfax Asia	62.7	42.7	214.5	198.8
Insurance and Reinsurance - Other	116.6	129.9	345.6	422.7
Insurance and reinsurance operations	1,965.4	1,883.3	6,063.0	5,323.2

Net Premiums Earned

	Third quarter		First nine months
	2016	2015	2016	2015
Northbridge	239.5	224.1	675.6	661.9
OdysseyRe	557.0	560.3	1,552.8	1,690.7
Crum & Forster	455.9	386.8	1,312.3	1,088.2
Zenith National	211.7	200.2	596.1	565.8
Brit(1)	355.0	368.3	1,046.5	494.0
Fairfax Asia	69.4	54.2	198.5	201.3
Insurance and Reinsurance - Other	112.3	113.3	326.2	346.9
Insurance and reinsurance operations	2,000.8	1,907.2	5,708.0	5,048.8

Combined ratios of the insurance and reinsurance operations (excluding Runoff) in the third quarters and first nine months ended September 30, 2016 and 2015 were:

	Third quarter		First nine months
	2016	2015	2016	2015
Northbridge	89.8%	83.1%	96.0%	91.5%
OdysseyRe	89.5%	88.9%	91.4%	88.7%
Crum & Forster	98.5%	98.4%	98.3%	98.1%
Zenith National	75.6%	82.3%	80.8%	82.8%
Brit(1)	96.7%	94.9%	97.5%	95.2%
Fairfax Asia	82.9%	90.1%	81.4%	90.2%
Insurance and Reinsurance - Other	91.6%	89.6%	94.5%	91.0%
Insurance and reinsurance operations	91.3%	90.7%	93.4%	91.3%

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.